February 19, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, NE
Washington, DC 20549
Attention: Ibolya Ignat & Mary Mast
Re: Spark Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 6, 2018
File No. 001-36819

Dear Ms. Ignat and Ms. Mast,
We are in receipt of the letter to Stephen Webster from the staff of the Division of Corporation Finance Office of Healthcare & Insurance (the “Staff”) to Spark Therapeutics, Inc. (the “Company” or “we”) dated February 13, 2019 (the “Letter”) regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed February 27, 2018 (the “Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2018 filed November 6, 2018 (the “Form 10-Q”). The Staff has requested certain additional information about the Form 10-Q, which we have provided below, along with the question from the Staff.
Form 10-Q for the Quarterly Period Ended September 30, 2018
Notes to the Consolidated Financial Statements
(14) Collaboration and license agreements
(b) Novartis, page 14
1. We acknowledge your response to comment one and your determination that the performance obligations represented a single performance obligation since they were not distinct. Please tell us the following information so we may further evaluate your response:

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why you did not identify the research and development services, which appear to be required under the contract to get Luxturna through regulatory approval, as a separate performance obligation. Refer to Section 4 of Exhibit 10.37 included in the 10-K.

The Company did identify the research and development activities to support Novartis in obtaining regulatory approval as outlined in Section 4 of Exhibit 10.37 as part of the contract evaluation, but similar to the license, these development support activities were determined not to be distinct because Novartis could not benefit from them without the License and Supply Agreements.

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why the license and research and development services, either alone or combined, are not capable of being distinct from the manufacturing services pursuant to ASC 606- 0-25-19a. In this respect, the subcontracting rights under Section 12 of the agreement appear to indicate that there may be available resources outside the company that could provide the research and development services and supplies. Refer also to Example 56, Case B in ASC 606-10-55-371 through 55-372.

The Company does not believe the license and research and development services, either alone or combined, to be distinct from the manufacturing and supply services because Novartis could not use, consume or sell the license and research and development services on their own without the associated manufacturing and supply of the drug product from the Company. Novartis cannot benefit from the license and research and development services on their own or with resources readily available to Novartis because of the Company’s specialized knowledge of the licensed technology and the associated manufacturing know-how. The Company has not licensed the right to manufacture or transferred the technology know-how to Novartis. There are currently no other resources available to Novartis outside of the Company to supply the product.

In regard to the subcontracting rights under Section 12, the language was included in the agreement to allow the Company to subcontract its rights under the agreement to other parties, however, without the Company’s transfer of propriety technical know-how, there are no other parties that could currently or in the foreseeable future produce drug product for Novartis.

The Company refers to Example 56, Case A in ASC 606-10-55-367 through 370 as it believes this example is more aligned with the Company’s agreements with Novartis.

Example 56 - Identifying a Distinct License
ASC 606-10-55-367 An entity, a pharmaceutical company, licenses to a customer its patent rights to an approved drug compound for 10 years and also promises to manufacture the drug for the customer for 5 years, while the customer develops its own manufacturing capability. The drug is a mature product; therefore, there is no expectation that the entity will undertake activities to change the drug (for example, to alter its chemical composition). There are no other promised goods or services in the contract.
Case A - License Is Not Distinct
ASC 606-10-55-368 In this case, no other entity can manufacture this drug while the customer learns the manufacturing process and builds its own manufacturing capability because of the highly specialized nature of the manufacturing process. As a result, the license cannot be purchased separately from the manufacturing service.
ASC 606-10-55-369 The entity assesses the goods and services promised to the customer to determine which goods and services are distinct in accordance with paragraph 606-10-25-19. The entity determines that the customer cannot benefit from the license without the manufacturing service; therefore, the criterion in paragraph 606-10-25-19(a) is not met. Consequently, the license and the manufacturing service are not distinct, and the entity accounts for the license and the manufacturing service as a single performance obligation.

ASC 606-10-55-370 The nature of the combined good or service for which the customer contracted is a sole sourced supply of the drug for the first five years; the customer benefits from the license only as a result of having access to a supply of the drug. After the first five years, the customer retains solely the right to use the entity’s functional intellectual property (see Case B, paragraph 606-10-55-373), and no further performance is required of the entity during Years 6-10. The entity applies paragraphs 606-10-25-23 through 25-30 to determine whether the single performance obligation (that is, the bundle of the license and the manufacturing service) is a performance obligation satisfied at a point in time or over time. Regardless of the determination reached in accordance with paragraphs 606-10-25-23 through 25-30, the entity’s performance under the contract will be complete at the end of Year 5.

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why the license and research services, either alone or combined, are not separately identifiable from the manufacturing obligation and thus do not meet the criteria in ASC 606-10-25-19b. In this regard, it appears due to the subcontracting rights, the license and research services are not inter-related with the manufacturing services pursuant to ASC 606-10-25-21c. Refer also to Example 56, Case B, ASC 606-10-55- 372A.

Please refer to the answer provided in the bullet point above. The Company believes that Example 56, Case A is more aligned with the Company’s agreements with Novartis due to the unique and very specialized manufacturing process that only the Company has the capability to perform. (LUXTURNA is manufactured at the Company’s FDA- and EMA-licensed manufacturing facility in Philadelphia, which is the first and only licensed manufacturing facility in the United States for a gene therapy treating an inherited disease).

•	if you will be compensated separately for any research and development services, such as the technical development activities discussed in Section 4.1.2 of the agreement, how you intend to account for those payments.

The Company was not, and will not be, compensated for any research and development services discussed in Section 4.1.2.

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if you will be compensated separately for the supply of goods under the Supply agreement beyond the upfront fee and milestone payments received, and if so, whether or not the compensation includes a normal profit margin.

The Company will be separately compensated for the supply of goods under the Supply agreement at a rate of 115% of costs (15% margin). The Company will also receive royalties from all commercial sales.

•	why control has transferred upon manufacturing the vials for Novartis pursuant to
ASC 606-10-25-23.

The Company has determined that the product being manufactured for Novartis has an alternative future use (i.e., could be sold in the US) up to the point of the fill/finish process, after which the product is labeled exclusively for sale in the EU, for which Novartis is the only customer. A re-labeling process of the filled vial has not been approved, from a regulatory perspective.

Under ASC 606-10-25-27, an entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time if, among other criteria, the entity’s performance does not create an asset with an alternative use to the entity…and the entity has an enforceable right to payment for performance completed to date. At the point of filling/finishing the vials for

Novartis, the Company ceases to create an asset with alternative future use to the Company, and therefore met the criteria for over time recognition.

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how you intend to estimate the expected vials to be produced during the contract term of the supply agreement and how the estimate would be deemed to be a reasonable measure of progress pursuant to ASC 606-10-25-36.

The Company will estimate the expected total vials to be supplied to Novartis over the life of the Supply Agreement. This estimate will be determined through a combination of current purchase projections received from Novartis, as well as future anticipated market demand from Novartis, for the remainder of the Supply Agreement. Each reporting period, the Company will reevaluate the total projected vials to be produced under the Supply Agreement

We would like to thank the Staff for its comments and consideration of our responses. Please contact me at joseph.labarge@sparktx.com, 215-220-9330; Stephen Webster, Chief Financial Officer at Stephen.webster@sparktx.com, 215-220-9327 or Tracy Dowling, Associate General Counsel at tracy.dowling@sparktx.com, 215-282-7565, with any questions or comments.
Sincerely,

/s/ Joseph W. La Barge
Joseph W. La Barge
Chief Legal Officer
Spark Therapeutics, Inc.